Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 16 DATED JUNE 26, 2013
TO THE PROSPECTUS DATED October 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of up to 180 million shares of common stock, as supplemented by Supplement No. 13 dated April 16, 2013, Supplement No. 14 dated May 10, 2013 and Supplement No. 15 dated June 6, 2013. Unless otherwise defined in this Supplement No. 16, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	operating information, including the status of the offering, the filing of a registration statement for a follow-on public offering and the extension of this offering, portfolio data, information regarding our current borrowings, selected financial data, distribution information, dilution information, information about our share repurchase program, and compensation to our advisor, our sub-advisor, our dealer manager, and their affiliates;

•	the amendment of our advisory agreement;

•	updates to our Prospectus Summary;

•	an update to the risk factors related to this offering;

•	updates to our Compensation Table; and

•	updated disclosure regarding our dealer manager.

OPERATING INFORMATION

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of June 24, 2013, we had raised aggregate gross offering proceeds of approximately $521.9 million from the sale of approximately 52.7 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Follow-on Offering and Extension of Offering

On June 24, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register a follow-on public offering. Pursuant to the registration statement, we propose to register 25,000,000 shares of our common stock in the primary portion of such follow-on offering. We also propose to register 2,500,000 shares of common stock pursuant to our dividend reinvestment plan.

In connection with the filing of a follow-on offering registration statement, we have determined to continue offering shares in this offering beyond August 12, 2013. We currently intend to continue offering shares of common stock in this offering until the earlier of (i) the sale of all $1,500,000,000 of shares in this primary offering, (ii) February 7, 2014, or (iii) the date the registration statement relating to our proposed follow-on offering is declared effective by the SEC.

Real Estate Investment Summary

Real Estate Portfolio

As of June 17, 2013, we owned fee simple interests in 41 grocery-anchored shopping centers acquired from third parties unaffiliated with us or our advisor. We own all of the interests in 21 of these properties. We own interests in 20 of these properties through a joint venture (the “Joint Venture”) formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary. We hold a 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining 46% interest. The following is a summary of our real estate properties as of June 17, 2013:

Property Name	Location	Anchor Tenant	Ownership Interest	Date Acquired	Contract Purchase Price (1)	Rentable Square Footage	Annualized Effective Rent (2)	Annualized Effective Rent per Leased Square Foot	Average Remaining Lease Term in Years	% Leased
Lakeside Plaza	Salem, VA	Kroger	54%	12/10/10	$8.75 million	82,798	$818,992	$9.89	4.1 years	100.0%
Snow View Plaza	Parma, OH	Giant Eagle	54%	12/15/10	$12.30 million	100,460	$1,193,255	$12.24	6.0 years	97.0%
St. Charles Plaza	Haines City, FL	Publix	54%	6/10/11	$10.10 million	65,000	$903,563	$14.43	9.1 years	96.3%
Southampton Village	Tyrone, GA	Publix	54%	10/14/11	$8.35 million	77,956	$799,686	$11.16	8.1 years	91.9%
Centerpoint	Easley, SC	Publix	54%	10/14/11	$6.85 million	72,287	$700,933	$11.16	9.1 years	86.9%
Burwood Village Center	Glen Burnie, MD	Food Lion	54%	11/9/11	$16.60 million	105,834	$1,496,088	$14.14	5.9 years	100.0%
Cureton Town Center	Waxhaw, NC	Harris Teeter	54%	12/29/11	$13.95 million	84,357	$1,199,531	$14.22	9.4 years	100.0%
Tramway Crossing	Sanford, NC	Food Lion	54%	2/23/12	$5.50 million	62,382	$550,531	$9.20	2.9 years	95.9%
Westin Centre	Fayetteville, NC	Food Lion	54%	2/23/12	$6.05 million	66,890	$605,651	$9.45	2.5 years	95.8%
The Village at Glynn Place	Brunswick, GA	Publix	54%	4/27/12	$11.35 million	111,924	$985,247	$9.15	6.9 years	96.2%
Meadowthorpe	Lexington, KY	Kroger	54%	5/9/12	$8.55 million	87,384	$762,644	$8.96	3.1 years	97.4%
New Windsor	Windsor, CO	King Soopers(3)	54%	5/9/12	$5.55 million	95,877	$448,995	$5.10	6.7 years	91.8%
Vine Street Square	Kissimmee, FL	Walmart (4)	54%	6/4/12	$13.65 million	120,699	$1,199,820	$10.26	5.9 years	96.9%
Northtowne Square	Gibsonia, PA	Giant Eagle	54%	6/19/12	$10.58 million	113,372	$842,528	$7.43	7.9 years	100.0%
Brentwood Commons	Bensenville, IL	Dominick’s(5)	54%	7/5/12	$14.85 million	125,550	$1,336,518	$10.85	6.1 years	98.1%
Sidney Towne Center	Sidney, OH	Kroger	54%	8/2/12	$4.30 million	118,360	$478,407	$4.04	5.8 years	100.0%
Broadway Plaza	Tucson, AZ	Sprouts	54%	8/13/12	$12.68 million	83,612	$1,115,334	$13.92	4.8 years	95.9%
Richmond Plaza	Augusta, GA	Kroger	54%	8/30/12	$19.50 million	178,167	$1,582,932	$10.18	4.8 years	87.3%
Publix at Northridge	Sarasota, FL	Publix	54%	8/30/12	$11.50 million	65,320	$1,041,650	$17.33	8.8 years	92.0%
Baker Hill Center	Glen Ellyn, IL	Dominick’s(5)	100%	9/6/12	$21.60 million	135,355	$1,884,057	$14.53	4.3 years	95.8%
New Prague Commons	New Prague, MN	Coborn’s	54%	10/12/12	$10.15 million	59,948	$860,162	$14.35	7.9 years	100.0%
Brook Park Plaza	Brook Park, OH	Giant Eagle	100%	10/23/12	$10.14 million	157,459	$1,114,220	$8.06	5.6 years	87.8%
Heron Creek	North Port, FL	Publix	100%	12/17/12	$8.65 million	64,664	$680,708	$11.65	5.9 years	90.4%
Quartz Hill Towne Centre	Lancaster, CA	Vons (5)	100%	12/26/12	$20.97 million	110,306	$1,586,334	$14.66	3.6 years	98.1%
Village One Plaza	Modesto, CA	Raley’s	100%	12/28/12	$26.50 million	105,658	$2,089,845	$21.90	13.7 years	90.3%
Hilfiker Square	Salem, OR	Trader Joe’s	100%	12/28/12	$8.00 million	38,558	$648,138	$16.81	7.8 years	100.0%
The Shops at Westridge	McDonough, GA	Publix	100%	1/15/13	$7.55 million	66,297	$595,021	$12.37	10.0 years	72.5%
Mableton Crossing	Mableton, GA	Kroger	100%	1/15/13	$11.50 million	86,819	$918,721	$10.73	3.4 years	98.6%
Hamilton Ridge	Buford, GA	Kroger	100%	1/15/13	$11.80 million	90,996	$891,317	$11.41	6.5 years	85.9%
Grassland Crossing	Alpharetta, GA	Kroger	100%	1/15/13	$9.70 million	90,906	$787,196	$9.20	6.1 years	94.2%
Fairview Oaks	Ellenwood, GA	Kroger	100%	1/15/13	$9.30 million	77,052	$819,722	$11.11	3.3 years	95.7%
Butler Creek	Acworth, GA	Kroger	100%	1/15/13	$10.65 million	95,597	$870,474	$9.97	3.9 years	91.3%
Macland Pointe	Marietta, GA	Publix	100%	2/13/13	$9.15 million	79,699	$767,528	$10.37	3.4 years	92.8%
Fairlawn Town Centre	Fairlawn, OH	Giant Eagle	100%	1/30/13	$42.20 million	347,255	$4,187,139	$12.51	6.3 years	96.4%
Kleinwood Center	Spring, TX	H-E-B	100%	3/21/13	$32.54 million	148,963	$2,411,511	$17.58	7.5 years	92.1%
Murray Landing	Irmo, SC	Publix	100%	3/21/13	$9.92 million	64,359	$823,306	$12.79	7.0 years	100.0%
Vineyard Center	Tallahassee, FL	Publix	100%	3/21/13	$6.76 million	62,821	$574,963	$10.80	8.1 years	84.7%
Lutz Lake Crossing	Lutz, FL	Publix	100%	4/4/13	$9.80 million	64,986	$753,547	$12.60	6.6 years	92.0%
Publix at Seven Hills	Spring Hill, FL	Publix	100%	4/4/13	$8.50 million	72,590	$691,799	$10.52	2.9 years	90.6%
Hartville Centre	Hartville, OH	Giant Eagle	100%	4/23/13	$7.30 million	108,412	$907,118	$10.91	6.1 years	76.7%
Sunset Center	Corvallis, OR	Safeway	100%	5/31/13	$24.90 million	164,797	$1,852,732	$11.98	5.3 years	93.8%

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(1)	The contract purchase price excludes closing costs and acquisition costs.
(2)	We calculate annualized effective rent as monthly contractual rent as of June 17, 2013 multiplied by 12 months, less any tenant concessions. Tenant concessions, consisting of free rent, on an annualized basis were $233,509 as of June 17, 2013.
(3)	King Soopers is an affiliate of Kroger.
(4)	The anchor tenant of Vine Street Square is a Walmart Neighborhood Market.
(5)	Dominick’s and Vons are affiliates of Safeway, Inc.

2

We believe that our real estate properties are suitable for their intended purposes and adequately covered by insurance. We do not intend to make significant renovations or improvements to our properties. Our properties are located in markets where there is competition for attracting new tenants and retaining current tenants.

Significant Tenants and Lease Expirations

The following table sets forth information regarding the two tenants occupying ten percent or more of the aggregate rentable square footage at our shopping centers as of June 17, 2013:

Tenant Name	Tenant Industry	Annualized Effective Rent(1)	% of Total Portfolio Annualized Effective Rent	Rentable Square Footage	% of Total Portfolio Square Footage	Lease Expiration
Publix Super Markets(2)	Retail – Grocery Store	$5,786,316	12.9%	566,769 sq. ft.	13.8%	(3)
Kroger(2)	Retail – Grocery Store	$3,794,092	8.5%	602,903 sq. ft.	14.7%	(4)

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(1)	We calculate annualized effective rent as monthly contractual rent as of June 17, 2013 multiplied by 12 months, less any tenant concessions.
(2)	Includes non-grocery leases such as fuel stations and liquor stores.
(3)	Publix’s leases at St. Charles Plaza, Southampton Village, Centerpoint, The Village at Glynn Place, Publix at Northridge, Heron Creek, The Shops at Westridge, Macland Pointe, Murray Landing, Vineyard Center, Lutz Lake Crossing and Publix at Seven Hills expire in October 2027, December 2023, January 2023, December 2022, December 2023, August 2021, April 2026, December 2017, October 2023, November 2022, May 2022 and September 2016, respectively. Publix has seven options to extend the term of its lease at St. Charles Plaza by five years each. Publix has six options to extend the term of its lease at Southampton Village by five years each. Publix has six options to extend the term of its lease at Centerpoint by five years each. Publix has four options to extend the term of its lease at The Village at Glynn Place by five years each. Publix has seven options to extend the term of its lease at Publix at Northridge by five years each. Publix has six options to extend the term of its lease at Heron Creek by five years each. Publix has six options to extend the term of its lease at The Shops at Westridge by five years each. Publix has three options to extend the term of its lease at Macland Pointe by five years each. Publix has six options to extend the term of its lease at Murray Landing by five years each. Publix has six options to extend the term of its lease at Vineyard Center by five years each. Publix has six options to extend the term of its lease at Lutz Lake Crossing by five years each. Publix has three options to extend the term of its lease at Publix at Seven Hills by five years each.
(4)	Kroger’s leases at Lakeside Plaza, Meadowthorpe, New Windsor, Sidney Towne Center, Richmond Plaza, Mableton Crossing, Hamilton Ridge, Grassland Crossing, Fairview Oaks, and Butler Creek expire in January 2019, February 2017, October 2028, September 2021, December 2014, August 2017, November 2022, June 2021, September 2016, and January 2018, respectively. Kroger has five options to extend the term of its lease at Lakeside Plaza by five years each. Kroger has four options to extend the term of its lease at Meadowthorpe by five years each. Kroger (King Soopers) has a ground lease with ten options to extend the term of its lease at New Windsor by five years each. Kroger has six options to extend the term of its lease at Sidney Towne Center by five years each. Kroger has five options to extend the term of its lease at Richmond Plaza by five years each. Kroger has six options to extend the term of its lease at Mableton Crossing by five years each. Kroger has six options to extend the term of its lease at Hamilton Ridge by five years each. Kroger has six options to extend the term of its lease at Grassland Crossing by five years each. Kroger has five options to extend the term of its lease at Fairview Oaks by five years each. Kroger has four options to extend the term of its lease at Butler Creek by five years each.

No material tenant credit issues have been identified at this time. As of June 17, 2013, we had no material current tenant rent balances outstanding over 90 days.

The following table lists, on an aggregate basis, all of the scheduled lease expirations after June 17, 2013 over each of the years ending December 31, 2013 and thereafter for our 41 shopping centers. The table shows the approximate rentable square feet and annualized effective rent represented by the applicable lease expirations:

Year	Number of Expiring Leases	Annualized Effective Rent(1)	% of Total Portfolio Annualized Effective Rent	Leased Rentable Square Feet Expiring(2)	% of Total Portfolio Rentable Square Feet Expiring
2013	59	$1,784,646	4.0%	103,819	2.7%
2014	109	$4,774,677	10.7%	369,758	9.6%
2015	83	$3,672,569	8.2%	259,514	6.7%
2016	87	$4,230,740	9.4%	377,986	9.8%
2017	89	$4,670,015	10.4%	369,065	9.6%
2018	69	$4,005,735	8.9%	334,286	8.7%
2019	21	$2,809,922	6.3%	280,011	7.3%
2020	14	$2,439,245	5.4%	215,350	5.6%
2021	16	$2,068,755	4.6%	264,808	6.9%
2022	11	$3,769,429	8.4%	360,148	9.3%
Thereafter	41	$10,552,130	23.7%	918,940	23.8%

(1)	We calculate annualized effective rent as monthly contractual rent as of June 17, 2013 multiplied by 12 months, less any tenant concessions.

(2)	Does not include tenants that have not begun to pay rent, as the expiration dates for such leases have not been determined as of the date of this supplement.

3

Portfolio Tenancy

Prior to the acquisition of a property, we assess the suitability of the grocery anchor tenant and other tenants in light of our investment objectives, namely, preserving capital and providing stable cash flows for distributions. Generally, we assess the strength of the tenant by consideration of company factors, such as its financial strength and market share in the geographic area of the shopping center, as well as location-specific factors, such as the store’s sales, local competition and demographics. When assessing the tenancy of the non-anchor space at the shopping center, we consider the tenant mix at each shopping center in light of our portfolio, the proportion of national and national franchise tenants, and credit-worthiness of specific tenants. When evaluating non-national tenancy, we attempt to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more persons.

The following table presents the composition of our portfolio by tenant type as of June 17, 2013:

Tenant Type:	Leased Rentable Sq. Ft.	% of Total Portfolio Leased Rentable Sq. Ft.	Annualized Base Rent	% of Total Portfolio Annualized Base Rent
Grocery anchor	2,215,454	57.5%	$21,198,681	47.3%
National & regional	1,086,539	28.2%	$15,393,334	34.4%
Local	551,692	14.3%	$8,185,848	18.3%
Totals	3,853,685	100.0%	$44,777,863	100.0%

Updated Pro Forma Financial Information

The following information provides on a pro forma basis selected financial information for our company for the three months ended March 31, 2013 as if those significant property acquisitions made in 2013, consisting of The Shops at Westridge, Mableton Crossing, Hamilton Ridge, Grassland Crossing, Fairview Oaks, Butler Creek, Macland Pointe, Fairlawn Town Centre, Kleinwood Center, Murray Landing and Vineyard Center, had been made on January 1, 2012.

(dollars in thousands, except for per share amounts)
Operating Data:
Total revenues	$12,825
Property operating expenses	(2,211)
Real estate tax expense	(1,652)
General and administrative	(1,073)
Acquisition expenses	(113)
Depreciation and amortization	(5,652)
Operating income	2,124
Interest expense	(3,864)
Net loss	(1,740)
Net loss attributable to noncontrolling interests	63
Net loss attributable to shareholders	(1,677)
Per Share Data:
Net loss attributable to shareholders per share—basic and diluted	(0.09)
Weighted average distributions per share declared	0.164
Weighted average shares outstanding—basic and diluted	18,143,746

4

Investment Activity after June 17, 2013

Savage Town Square

On June 19, 2013, we, through our wholly-owned subsidiary, purchased a shopping center containing 87,181 rentable square feet and located on approximately 11.4 acres of land in Savage, Minnesota, a suburb of Minneapolis-St. Paul (“Savage Town Square”), for approximately $15.0 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Savage Town Square was purchased collectively from MN Savage 1, LLC, MN Savage 2, LLC, MN Savage 3, LLC, MN Savage 4, LLC, MN Savage 5, LLC, MN Savage 6, LLC, MN Savage 7, LLC, MN Savage 8, LLC, MN Savage 9, LLC, MN Savage 10, LLC, MN Savage 11, LLC, MN Savage 12, LLC, MN Savage 13, LLC, MN Savage 14, LLC, MN Savage 15, LLC, and MN Savage 16, LLC, none of which are affiliated with us, our advisor or our sub-advisor.

Savage Town Square is 100% leased to ten tenants, including a Cub Foods grocery store that occupies approximately 80.0% of the total rentable square feet. The Cub Foods lease expires in November 2023. Cub Foods has six options to extend the term of its lease by 5 years each. Based on the current condition of Savage Town Square, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Savage Town Square is adequately insured.

Northcross

On June 24, 2013, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center containing approximately 280,243 rentable square feet located on approximately 27 acres of land in Austin, Texas (“Northcross”) for approximately $61.5 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Northcross was purchased from Northcross Property, LLC, a Delaware limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

Northcross is approximately 95.1% leased to 34 tenants, including a Walmart Supercenter, which occupies approximately 35.3% of the total rentable square feet of the center. The Walmart Supercenter ground lease expires in March 2029, and the total average rental rate over the remaining lease term is approximately $67,917 per month. Walmart has 17 options to extend the term of its lease by 5 years each.

Based on the current condition of Northcross, our management does not believe that it will be necessary to make significant renovations to Northcross. Our management believes Northcross is adequately insured. Northcross is subject to certain competitive conditions including, but not limited to, the tastes and habits of consumers, the demographic forces that act upon the local market, and other economic factors.

5

Debt Obligations

As of June 17, 2013, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 23.2%. The following is a summary of all of our debt obligations as of June 17, 2013:

Property and Related Loan	Outstanding Principal Balance	Maximum Loan Capacity	Interest Rate	Loan Type	Payments	Maturity Date
St. Charles Loan(1)	$5.87 million	$5.87 million	One-month LIBOR plus 2.40% to 2.85%	Revolving credit facility	Monthly interest payments and possible monthly payments of principal(2)	September 9, 2013

Southampton Credit Facility(1)	–	$6.00 million	Daily LIBOR plus 2.25% to 2.50%	Revolving credit facility	Monthly interest and principal payments(2)	November 1, 2013(3)

Centerpoint Credit Facility(1)	–	$4.92 million	Daily LIBOR plus 2.25% to 2.50%	Revolving credit facility	Monthly interest and principal payments(2)	November 1, 2013(3)

Burwood Credit Facility(1)	–	$11.93 million	Daily LIBOR plus 2.25% to 2.50%	Revolving credit facility	Monthly interest and principal payments(2)	January 1, 2016

Cureton Credit Facility(1)	–	$9.00 million	Daily LIBOR plus 2.25% to 2.50%	Revolving credit facility	Monthly interest only payments through July 31, 2013 followed by continued monthly interest payments and possible monthly payments of principal(2)	May 1, 2016

Tramway Credit Facility(1)	–	$3.40 million	One-month LIBOR plus 2.40% to 2.60%	Revolving credit facility	Monthly interest only payments through October 31, 2013 followed by continued monthly interest payments and possible monthly payments of principal(2)	May 1, 2016

Westin Credit Facility(1)	–	$3.74 million	One-month LIBOR plus 2.40% to 2.60%	Revolving credit facility	Monthly interest only payments through October 31, 2013 followed by continued monthly interest payments and possible monthly payments of principal(2)	June 1, 2017(4)

Glynn Place Credit Facility(1)	–	$7.01 million	One-month LIBOR plus 1.95% to 2.20%	Revolving credit facility	Monthly interest only payments through December 31, 2013 followed by continued monthly interest payments and possible monthly payments of principal(2)	July 1, 2014

Meadowthorpe Loan I(5)	$3.00 million	$3.00 million	6.00%	First mortgage loan	Monthly interest and principal payments	July 1, 2014

6

Meadowthorpe Loan II(5)	$1.78 million	$1.78 million	6.61%	Second mortgage loan	Monthly interest and principal payments	July 15, 2017

Brentwood Loan(1)	$8.81 million	$8.81 million	One-month LIBOR plus 1.95% to 2.20%, depending upon debt yield	First mortgage loan	Monthly interest and principal payments	August 10, 2017(6)

Vine Street Square Loan(1)	$7.93 million	$7.93 million	One-month LIBOR plus 1.95% to 2.10%, depending upon debt yield	First mortgage loan	Monthly interest only payments	December 1, 2021

Broadway Plaza Loan(5)	$6.90 million	$6.90 million	5.85%	First mortgage loan	Monthly interest and principal payments	September 7, 2017(8)

Richmond Plaza Credit Facility(7)	–	$13.00 million	One-month LIBOR plus 1.95% to 2.20%, depending upon debt yield	Revolving credit facility	Monthly interest only payments through October 1, 2013 followed by continued monthly interest payments and possible monthly payments of principal(2)	August 1, 2017

Northtowne Square Loan	$6.37 million	$6.37 million	3.25%	First mortgage loan	Monthly interest and principal payments	August 1, 2016

Northridge Loan(5)	$9.89 million	$9.89 million	5.97%	First mortgage loan	Monthly interest and principal payments	September 11, 2014

Baker Hill Loan(9)	$11.87 million	$11.87 million	8.00%	First mortgage loan	Monthly interest and principal payments	October 1, 2018

New Prague Loan(1)	–	$6.80 million	One-month LIBOR plus 2.10%	First mortgage loan	Monthly interest only payments	April 10, 2019

Brook Park Loan(9)	$3.51 million	$3.51 million	7.68%	First mortgage loan	Monthly interest and principal payments	July 2, 2013

KeyBank Secured Credit Facility(10)	–	$265.00 million	(11)	Revolving credit facility	Monthly payments of accrued unpaid interest	December 24, 2015(12)

Kleinwood Loan(9)	$23.64 million	$23.64 million	5.55%	First mortgage loan	Monthly interest only payments	January 11, 2017

Murray Loan(9)	$6.33 million	$6.33 million	5.55%	First mortgage loan	Monthly interest only payments	January 11, 2017

7

Vineyard Loan(9)	$6.60 million	$6.60 million	5.55%	First mortgage loan	Monthly interest only payments	January 11, 2017

Sunset Loan(9)	$17.82 million	$17.82 million	5.32%	First mortgage loan	Monthly interest and principal payments	October 1, 2015

Total	$120.32 million	$451.12 million

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(1)	A wholly-owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under each of these debt obligations.
(2)	Beginning on a specified date and continuing through the maturity date, availability for each of these debt obligations will be reduced by a specified amount each month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under each respective debt obligation), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under each of these debt obligations at any time in whole or in part without premium or penalty.
(3)	We may extend the maturity date of each of these debt obligations for an additional year upon payment of an extension fee equal to 0.25% of the amount outstanding on each respective debt obligation’s original maturity date.
(4)	We may extend the maturity date of the Glynn Place Credit Facility for two additional one-year periods to June 1, 2018 and June 1, 2019, respectively, upon payment of an extension fee equal to 0.25% of the amount outstanding on the date of each extension.
(5)	The Meadowthorpe Loan I, the Meadowthorpe Loan II, the Broadway Plaza Loan and the Northridge Loan were all assumed by the Joint Venture from each property’s respective seller in conjunction with our acquisition of each of the properties securing each loan.
(6)	We may extend the maturity date of the Vine Street Square Loan to August 10, 2019 upon payment of an extension fee equal to 0.125% of the amount outstanding on August 10, 2017.
(7)	A wholly-owned subsidiary of the Joint Venture has guaranteed 50% of the Joint Venture’s obligations under each of these credit facilities.
(8)	We may extend the maturity date of the Richmond Plaza Credit Facility to September 17, 2019 upon payment of an extension fee equal to 0.20% of the amount outstanding on September 17, 2017.
(9)	The Baker Hill, Brook Park, Kleinwood, Murray, Vineyard and Sunset Loans were all assumed by our operating partnership from the properties’ sellers in conjunction with our acquisitions of Baker Hill, Brook Park, Kleinwood Center, Murray Landing, Vineyard Center and Sunset Center, respectively.

(10)	The KeyBank Secured Revolving Credit Facility includes a sublimit of $26.5 million for swing line loans and a sublimit of $26.5 million for letters of credit. The KeyBank Secured Revolving Credit Facility provides our operating partnership with the ability from time to time to increase the size of the KeyBank Secured Revolving Credit Facility up to a total of $300.0 million.

(11)	Amounts outstanding under the KeyBank Secured Revolving Credit Facility will bear interest at either (1) the sum of (a) the greater of (x) the prime rate announced by KeyBank from time to time or (y) the federal funds effective rate plus 0.50%, plus (b) 1.0% to 2.0% depending upon our then current leverage ratio (the “Base Rate”) or (2) LIBOR plus 2.0% to 3.0% depending upon our then current leverage ratio (the “Fixed Rate”). We have the option to elect whether advances will incur interest at either the Base Rate or the Fixed Rate. The variable interest rate of a portion of the amounts outstanding under the KeyBank Secured Revolving Credit Facility has been fixed pursuant to the Interest Rate Swap described below.

(12)	The KeyBank Secured Revolving Credit Facility contains two one-year extension options that we may exercise upon payment of extension fees equal to 0.20% and 0.30%, respectively, of the total commitment under the facility at the time of each applicable extension.

Interest Rate Swap

On March 27, 2013, we, through our operating partnership, entered into an interest rate swap agreement (the “Interest Rate Swap”) with PNC Bank, National Association to effectively fix the interest rate on $50.0 million (the “Hedged Portion”) of our variable rate debt under the Keybank Secured Credit Facility. The Interest Rate Swap is effective April 2, 2013 and terminates on December 21, 2017, which is the maturity date of the Keybank Secured Credit Facility if we exercise the two one-year extension options available under the Keybank Secured Credit Facility. Based on the terms of the Interest Rate Swap, the interest rate on the Hedged Portion of the Keybank Secured Credit Facility is effectively fixed at 0.8%, plus a margin of 2.0% to 3.0%, based on our then current leverage ratio.

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Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2013.

	As of March 31,	As of December 31,
	2013	2012	2011
(in thousands)
Balance Sheet Data:
Investment in real estate assets, net	$433,005	$283,858	$69,492
Acquired intangible lease assets, net	32,154	20,957	6,799
Cash and cash equivalents	8,152	7,654	6,969
Other assets	16,280	12,941	1,932
Total assets	$489,591	$325,410	$85,192
Mortgages and loans payable	$252,842	$159,007	$46,788
Accounts payable—affiliates	2,776	3,634	8,395
Other liabilities	15,064	10,498	2,824
Total liabilities	270,682	173,139	58,007
Equity	218,909	152,271	27,185
Total liabilities and equity	$489,591	$325,410	$85,192

	For the Three Months Ended March 31		For the Year Ended December 31,
	2013	2012	2012	2011
(in thousands, except share and per share data)
Operating Data:
Total revenues	$11,237	$2,215	$17,550	$3,529
Property operating expenses	(1,896)	(379)	(2,957)	(631)
Real estate tax expense	(1,512)	(242)	(2,055)	(507)
General and administrative	(892)	(324)	(1,717)	(845)
Acquisition expenses	(2,514)	(278)	(3,981)	(1,751)
Depreciation and amortization	(5,234)	(1,044)	(8,094)	(1,500)
Operating loss	$(811)	$(52)	$(1,254)	$(1,705)
Other income	—	—	1	—
Interest expense	(2,100)	(391)	(3,020)	(811)
Net loss	$(2,911)	$(443)	$(4,273)	$(2,516)
Net loss allocable to non-controlling interests	63	185	927	152
Net loss after allocation to non-controlling interests	$(2,848)	$(258)	$(3,346)	$(2,364)

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Cash Flow Data:
Net cash provided by operating activities	$3,915	$(664)	$4,033	$593
Net cash used in investing activities	$(123,520)	$(11,439)	$(198,478)	$(56,149)
Net cash provided by financing activities	$120,103	$11,473	$195,130	$61,818
Per Share Data:
Net loss attributable to common shareholders per share—basic and diluted	$(0.16)	$(0.08)	$(0.51)	$(1.57)
Weighted average distributions per share declared	$0.164	$0.162	$0.65	$0.65
Weighted average shares outstanding—basic and diluted	17,448,804	3,124,334	6,509,470	1,503,477

Distribution Information

During 2012, our board of directors authorized distributions based on daily record dates for each day during the period from January 1, 2012 through December 31, 2012. During 2013, our board of directors has authorized distributions based on daily record dates for each day during the period from January 1, 2013 through August 31, 2013. All authorized distributions for each month in 2012 and for January 2013 were equal to a daily amount of $0.00178082 (0.178082 cents) per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. The authorized distributions for February through August 2013 are equal to a daily amount of $0.00183562 (0.183562 cents) per share of common stock. If this rate were paid each day for a 365-day period, it would equal a 6.7% annualized rate based on a purchase price of $10.00 per share. A portion of each distribution may constitute a return of capital for tax purposes. There is no assurance that we will continue to declare daily distributions at this rate. Distributions declared, distributions paid and cash flows provided by operating activities were as follows for the year ended December 31, 2012 and the three months ended March 31, 2013 (in thousands, except per share amounts):

	Distributions Paid				Distributions Declared		Sources of Distributions Paid
Period	Cash	Distributions Reinvested (via dividend reinvestment plan)	Total	Cash Provided by (used in) Operations	Total Distributions Declared	Distributions Declared Per Share	Amount Paid from Operations/ Percent of Total Distributions Paid	Amount Paid from Borrowings/ Percent of Total Distributions Paid
First Quarter 2012	$331	$124	$455	$(664)	$507	$0.1625	$0 / 0%	$455 / 100%
Second Quarter 2012	460	218	678	1,469	766	0.1625	678 / 100%	0 / 0%
Third Quarter 2012	635	351	986	2,308	1,135	0.1625	986 / 100%	0 / 0%
Fourth Quarter 2012	923	631	1,554	920	1,840	0.1625	1,554 / 100%	0 / 0%
First Quarter 2013	1,400	1,017	2,417	3,915	2,859	0.1638	2,417 / 100%	0 / 0%

For the year ended December 31, 2012, we paid aggregate distributions of $3,673,000, including $2,349,000 of distributions paid in cash and $1,324,000 of distributions reinvested through our dividend reinvestment plan. Our net loss and cash flow provided by operations for the year ended December 31, 2012 were $4,273,000 and $4,033,000, respectively. Excess cash flow carried over from the second and third quarters of 2012 was used to fund distribution payments in the fourth quarter of 2012 to the extent that distributions paid in the fourth quarter of 2012 exceeded cash flow provided by operations in the same period. For the three months ended March 31, 2013, we paid aggregate distributions of $2,417,000, including $1,400,000 of distributions paid in cash and $1,017,000 of distributions reinvested through our dividend reinvestment plan. Our net loss and cash flow provided by operations for the three months ended March 31, 2013 were $2,911,000 and $3,915,000, respectively.

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For the period from our inception through March 31, 2013, we paid total distributions of approximately $7.0 million, which includes approximately $2.5 million reinvested through our dividend reinvestment plan, and our cumulative net loss and cash flow provided by operations during the same period were $10.4 million and $8.7 million, respectively. To the extent that we pay distributions from sources other than our cash flow provided by operations, we will have fewer funds available for investment in properties, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Net Tangible Book Value of our Shares

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value is a rough approximation of value calculated simply as gross book value of real estate assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) fees paid in connection with our public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, and (iii) distributions paid. As of March 31, 2013, our net tangible book value per share was $7.53. To the extent we are able to raise substantial proceeds in this offering, the expenses that cause dilution of the net tangible value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. The offering price of shares under this primary offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00 per share.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Funds from Operations, Funds from Operations Adjusted for Acquisition Expenses and Modified Funds from Operations

Funds from operations (“FFO”) is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets and impairment charges, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, impairment charges, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe FFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, as impairments are based on estimated future undiscounted cash flows, investors are cautioned that we may not recover any impairment charges. FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO.

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Since FFO was promulgated, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use both FFO adjusted for acquisition expenses and modified funds from operations (“MFFO”) as defined by the Investment Program Association (“IPA”). FFO adjusted for acquisition expenses excludes acquisition fees and expenses from FFO. In addition to excluding acquisition fees and expenses, MFFO also excludes from FFO the following items:

(1)	straight-line rent amounts, both income and expense;

(2)	amortization of above- or below-market intangible lease assets and liabilities;

(3)	amortization of discounts and premiums on debt investments;

(4)	gains or losses from the early extinguishment of debt;

(5)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(6)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(7)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(8)	gains or losses related to contingent purchase price adjustments; and

(9)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that both FFO adjusted for acquisition expenses and MFFO are helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, because both FFO adjusted for acquisition expenses and MFFO exclude acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, FFO adjusted for acquisition expenses and MFFO provide helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition-related costs have been and will continue to be funded from the proceeds of our offerings and generally not from operations. We believe by excluding expensed acquisition costs, FFO adjusted for acquisition expenses and MFFO provide useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to AR Capital Advisor, Phillips Edison Sub-Advisor or third parties.

As explained below, management’s evaluation of our operating performance excludes the additional items considered in the calculation of MFFO based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

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•	Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•	Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•	Gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses.

•	Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing FFO adjusted for acquisition expenses and MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, investors are cautioned that FFO adjusted for acquisition expenses and MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as both measures exclude acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. Acquisition costs also adversely affect our book value and equity.

Each of FFO, FFO adjusted for acquisition expenses, and MFFO should not be considered as an alternative to net income (loss), or as an indication of our liquidity, nor is any of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs and other adjustments that are increases to FFO adjusted for acquisition expenses and MFFO are, and may continue to be, a significant use of cash. Accordingly, FFO, FFO adjusted for acquisition expenses, and MFFO should be reviewed in connection with other GAAP measurements. Our FFO, FFO adjusted for acquisition expenses, and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO, FFO adjusted for acquisition expenses, and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our offering and our active real estate operations, FFO, FFO adjusted for acquisition expenses, and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

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NET LOSS TO FFO, FFO Adjusted for Acquisition Expenses, and MFFO RECONCILIATION

($000’s)

	Three Months Ended March 31,		Cumulative since
	2013	2012	Inception (1)
Net loss attributable to our shareholders	$(2,848)	$(258)	$(9,305)
Depreciation and amortization	5,234	1,044	14,909
Non-controlling interests	(1,311)	(480)	(4,967)

Funds from operations	$1,075	$306	$637
Acquisition expenses	2,514	278	8,713
FFO adjusted for acquisition expenses	$3,589	$584	$9,350
Net amortization of above and below market leases	151	154	875
Straight-line rental income	(282)	(56)	(801)
Amortization of market debt adjustment	(164)	—	(399)
Non-controlling interests	68	(168)	(671)

MFFO	$3,362	$514	$8,354

(1) Inception was September 17, 2010

Share Repurchase Program

Our share repurchase program generally requires you to hold your shares for at least one year prior to submitting them for repurchase by us. Our share repurchase program also contains numerous restrictions on your ability to sell your shares to us. During any calendar year, we may repurchase no more than 5.0% of the weighted-average number of shares outstanding during the prior calendar year. Further, the cash available for redemption on any particular date will generally be limited to the proceeds from our dividend reinvestment plan during the period consisting of the preceding four fiscal quarters for which financial statements are available, less any cash already used for repurchases during the same period; however, subject to the limitations described above, we may use other sources of cash at the discretion of our board of directors. These limitations do not apply to shares repurchased in conjunction with a stockholder’s death, “determination of incompetence” or “qualifying disability.” We may amend, suspend or terminate the program at any time upon 30 days’ notice.

During the three months ended March 31, 2013, we did not repurchase any shares as there were no shares eligible for repurchase that were tendered for repurchase under the share repurchase program. During the year ended December 31, 2012, there were 3,749 shares repurchased for $35,089 under the share repurchase program (for an average redemption price of $9.36 per share). During the year ended December 31, 2011, there were 5,630 shares repurchased for $56,244 under the share repurchase program (for an average redemption price of $9.99 per share). There were no additional shares tendered for repurchase that we did not repurchase during the years ended December 31, 2012 and 2011. All share repurchases under the share repurchase program were funded by proceeds from our dividend reinvestment plan.

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Fees Earned by and Expenses Reimbursable to Our Advisor, Our Sub-Advisor, Our Dealer Manager and Their Affiliates

Summarized below are the fees earned by and expenses reimbursable to our advisor, our sub-advisor, our dealer manager and their affiliates for the three months ended March 31, 2013 and 2012 and any related amounts payable as of March 31, 2013 and December 31, 2012 (all amounts in thousands):

	Amount
	Incurred in the		Payable as of
	Three Months Ended March 31,		March 31,	December 31,
Form of Compensation	2013	2012	2013	2012

Selling commissions(1)	$5,599	$850	$—	$—
Dealer manager fee(2)	2,542	255	—	—
Reimbursement of organization and offering expenses	4,095	—	2,188	2,987
Acquisition fees	1,648	64	—	191
Debt financing fees	1,958	—	—	—
Asset management fees	253	99	253	248
Property management fees	458	113	184	112
Leasing commissions	188	45	69	96
Construction management fees	23	7	4	18
Reimbursement of other operating expenses	214	66	78	(18)

(1)	Our dealer manager reallows 100% of commissions earned to participating broker-dealers.
(2)	Our dealer manager reallows a portion of the dealer manager fee to participating broker-dealers.

PROSPECTUS UPDATES

Advisory Agreement

On June 19, 2013, we and our operating partnership entered into a Second Amended and Restated Advisory Agreement (the “Second A&R Advisory Agreement”) with AR Capital Advisor. The Second A&R Advisory Agreement provides that the amount upon which we pay AR Capital Advisor a 1.0% acquisition fee is the amount paid or allocated in respect of the purchase price, development, construction or improvement of a property or the amount paid or allocated in respect of the purchase of loans or other real-estate related assets.

Other than the change disclosed above, the terms of the Second A&R Advisory Agreement are similar to those of the previous advisory agreement in effect through June 18, 2013.

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Prospectus Summary

The following disclosure replaces in its entirety the section entitled “Acquisition Fees” in the table in this prospectus under the heading “Prospectus Summary – What are the fees that you pay to the advisor, its affiliates, the dealer manager and your directors?”

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Maximum Offering

Acquisition Fees	We pay to our Advisor Entities 1.0% of the contract purchase price of each property acquired (including our pro rata share of debt attributable to such property) and 1.0% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment). For properties acquired through a joint venture, we pay to our Advisor Entities 1.0% of our allocable portion of the contract purchase price of each property acquired (including our pro rata share of debt attributable to such property) and 1.0% of our allocable portion of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment). For purposes of this prospectus, “contract purchase price” or the “amount advanced for a loan or other investment” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount actually paid or allocated in respect of the purchase of loans or other real-estate related assets, in each case inclusive of any indebtedness assumed or incurred in respect of such investment but exclusive of acquisition fees, acquisition expenses and financing fees.	$13,144,000 (maximum offering and no debt)/$25,716,000 (maximum offering and target leverage of 50.0% of the cost of our investments)/$49,289,000 (maximum offering, assuming leverage of 75.0% of the cost of our investments)

The following disclosure replaces in its entirety the section entitled “Other Operating Expenses” in the table in this prospectus under the heading “Prospectus Summary – What are the fees that you pay to the advisor, its affiliates, the dealer manager and your directors?”

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Maximum Offering

Other Operating Expenses	We reimburse the expenses incurred by our Advisor Entities in connection with their provision of services to us, including our allocable share of our Advisor Entities’ overhead, such as rent, personnel costs, utilities and IT costs. Such personnel costs include salaries and benefits, but do not include bonuses. Personnel costs are allocated to programs for reimbursement based generally on the percentage of time devoted by personnel to the program, except that we do not reimburse for the personnel costs of acquisition, financing or disposition personnel when such personnel attend to matters for which the Advisor Entities earn an acquisition fee, a financing fee or a disposition fee or for which acquisition expenses are incurred.	Actual amounts depend on the results of our operations; we cannot determine these amounts at the present time.

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Risk Factors

The following risk factor supplements the risk factors included in this prospectus under the heading “Risk Factors – Risks Related to this Offering and Our Corporate Structure.”

A stockholder’s interest in us may be diluted to the extent that our operating partnership issues units to our Advisor Entities or to third-parties.

Holders of units of our operating partnership, including holders of Class B Units, will receive distributions per unit in the same amount as the distributions we pay per share to our stockholders and will generally have the right to exchange their units of our operating partnership for cash or shares of our stock (at our option), subject to certain conditions and restrictions. To the extent we issue units in our operating partnership in exchange for properties or as consideration for services rendered by our Advisor Entities, investors purchasing stock in our public offerings will experience potential dilution in their percentage ownership interest in us. Depending on the terms of such issuances, the value of our properties and the value of the properties we may acquire through the issuance of units of limited partnership interests in our operating partnership, investors in our public offerings might also experience a dilution in the book value per share of their stock.

Compensation Table

The following disclosure replaces in its entirety the section entitled “Acquisition Fees” in the table in this prospectus under the heading “Compensation Table.”

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Maximum Offering

Acquisition Fees (4)	We pay to our Advisor Entities 1.0% of the contract purchase price of each property acquired (including our pro rata share of debt attributable to such property) and 1.0% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment). For properties acquired through a joint venture, we pay to our Advisor Entities 1.0% of our allocable portion of the contract purchase price of each property acquired (including our pro rata share of debt attributable to such property) and 1.0% of our allocable portion of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment). For purposes of this prospectus, “contract purchase price” or the “amount advanced for a loan or other investment” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount actually paid or allocated in respect of the purchase of loans or other real-estate related assets, in each case inclusive of any indebtedness assumed or incurred in respect of such investment but exclusive of acquisition fees, acquisition expenses and financing fees.	$13,144,000 (maximum offering and no debt)/$25,716,000 (maximum offering and target leverage of 50.0% of the cost of our investments)/$49,289,000 (maximum offering, assuming leverage of 75.0% of the cost of our investments)

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The following disclosure replaces in its entirety the section entitled “Other Operating Expenses” in the table in this prospectus under the heading “Compensation Table.”

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for Maximum Offering

Other Operating Expenses (6)	We reimburse the expenses incurred by our Advisor Entities in connection with their provision of services to us, including our allocable share of our Advisor Entities’ overhead, such as rent, personnel costs, utilities and IT costs. Such personnel costs include salaries and benefits, but do not include bonuses. Personnel costs are allocated to programs for reimbursement based generally on the percentage of time devoted by personnel to the program, except that we do not reimburse for the personnel costs of acquisition, financing or disposition personnel when such personnel attend to matters for which the Advisor Entities earn an acquisition fee, a financing fee or a disposition fee or for which acquisition expenses are incurred.	Actual amounts depend on the results of our operations; we cannot determine these amounts at the present time.

Conflicts of Interest

The following disclosure is inserted as the second paragraph under the heading “Conflicts of Interest – Affiliated Dealer Manager” in this prospectus.

In April 2013, our dealer manager received notice and a proposed Letter of Acceptance, Waiver and Consent, or AWC, from FINRA, the self-regulatory organization that oversees broker dealers, that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, Realty Capital Securities submitted an AWC, which FINRA accepted on June 4, 2013. In connection with the AWC, our dealer manager consented to the imposition of a censure and a fine of $60,000. Our dealer manager believes that the matter will not have a material adverse effect on it or its business.

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